                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                           Brown-Forman Corporation
________________________________________________________________________________
                               (Name of Issuer)


                             Class A Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                  115637-10-0
        _______________________________________________________________
                                (CUSIP Number)

                      James S. Welch, Esq. (502) 582-1601
                             Ogden Newell & Welch
                1200 One Riverfront Plaza, Louisville, KY 40202
________________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 6, 1995
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                               Page 1 of 5 Pages

                                      13D
- -----------------------                                  ---------------------
 CUSIP NO. 115637-10-0                                     PAGE 2 OF 5 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Sandra Anne Frazier
       ###-##-####
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
       N/A
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       United States of America
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            5,922

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,116,314
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             5,922

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,116,314
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,122,236

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.3%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                           BROWN-FORMAN CORPORATION

                                 SCHEDULE 13D

                              Sandra Anne Frazier


Item 1.  Security and Issuer:

         Class A Common Stock

         Brown-Forman Corporation
         850 Dixie Highway
         Louisville, KY 40210

Item 2.  Identity and Background:

         (a)  Name:

              Sandra Anne Frazier

         (b)  Residence or business address:

              4810 Cherry Valley Road
              Prospect, KY 40059

         (c) Present principal occupation or employment and employer information:

              Public Relations Assistant
              HFH, Inc.
              101 Bullitt Lane
              Louisville, KY 40222

         (d)  Criminal Convictions in last five years:

              None.

         (e) Civil proceedings in last five years leading to finding of violation of federal or state securities laws:

              None.

         (f)  Citizenship:

              United States of America.

Item 3.  Source and Amount of Funds or Other Consideration:

         Not Applicable.

                                                               Page 3 of 5 pages

Item 4.  Purpose of Transaction:

         On April 6, 1995, Sandra Anne Frazier was named as a replacement advisor to a trust organized by her grandmother, Amelia Brown Frazier, the assets of which trust include 2,116,314 shares of Class A Common Stock of Brown-Forman Corporation. For the other advisors to this trust, see Item 5(b)(v) below.

Item 5.  Interest in Securities of the Issuer:

         (a)(i)    Amount Beneficially Owned:     2,122,236

            (ii)   Percent of Class:                   7.3%

         (b)(i)    Sole Voting Power:                 5,922

            (ii)   Shared Voting Power:           2,116,314

            (iii)  Sole Dispositive Power:            5,922

            (iv)   Shared Dispositive Power:      2,116,314

            (v)    Persons Sharing Voting and Disposal Power:

                   The undersigned, as a member of the Advisory Committee to a trust created by her grandmother, Amelia Brown Frazier, shares voting and disposal powers over 2,116,314 shares of Brown-Forman Corporation Class A common stock owned by that trust, with two other Advisory Committee members:

                   (1)(A)  Robinson S. Brown, Jr.

                      (B)  5208 Avish Lane
                           Louisville, KY 40027

                      (C)  Retired

                                                               Page 4 of 5 pages

                   (2)(A)  Owsley B. Frazier

                      (B)  Brown-Forman Corporation
                           850 Dixie Highway
                           Louisville, KY 40210

                      (C)  Vice Chairman
                           Brown-Forman Corporation,
                           a distiller and importer
                           of alcoholic beverages.

              Neither Mr. Brown nor Mr. Frazier has been convicted of a criminal offense or been found liable in a civil action involving securities laws in the last five years. Both are United States Citizens.

         (c)  Transactions in Past Sixty Days:

              None.

         (d) Others Known to Have Power to Direct Receipt of Dividends or Sale Proceeds.

              None.

         (e) Date Reporting Person Ceased to be Beneficial Owner of More than 5% of Class of Securities:

              Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

         None.

Item 7.  Material to be Filed as Exhibits.

         None.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 12, 1995

/s/ Sandra Anne Frazier
- ---------------------------------
Signature

Sandra Anne Frazier
- ---------------------------------
Name/Title

                                                               Page 5 of 5 Pages